FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: August 12, 2008
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark
Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title

99.1	Genesis Lease Limited’s interim report for the quarter ended June 30, 2008.
This report on Form 6-K is hereby incorporated by reference into Genesis Lease Limited’s registration statement on Form S-8 (Reg. No. 333-142386), filed with the Securities and Exchange Commission on April 26, 2007.

SIGNATURES
EX-99.1: INTERIM REPORT FOR QUARTER ENDED JUNE 30, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited (Registrant)
Date: August 12, 2008	By:	/s/ John McMahon
John McMahon
Chairman, President and Chief Executive Officer

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